January 30, 2007

Via Federal Express and EDGAR

Kathleen Collins, Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:	Response to SEC Comment Letter dated December 11, 2006
Tribeworks, Inc. (the “Company” or “Tribeworks”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Response to SEC Comment Letter dated December 28, 2006
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed December 21, 2006
Forms 10-QSB/A for Quarters Ended March 31, 2006 and June 30, 2006
Filed November 17, 2006
Form 8-K and Form 8-K/A Filed December 22, 2006

Dear Madam:

The Company is in receipt letters from your office dated December 11, 2006 and December 28, 2006 in relation to the above referenced items and apologizes for the delay in replying. There was a delay in forwarding this correspondence to the attention of the appropriate individuals at Tribeworks, Inc. (“We” or the “Company”) who have been out of the office since before Christmas. This procedural breakdown has been rectified and will not be an issue going forward.

The Company appreciates the opportunity to respond to the comments provided in the letters from your office and also the guidance by the comments provided in these letters towards enhancing the filings of the Company in accordance with applicable disclosure requirements.

The Company now wishes to respond further to the letters from your office to the Company, dated December 11, 2006 and December 28, 2006.

A. With regard to the letter dated December 11, 2006 re:

Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006

General

1.
After replying your letter dated November 20, 2006, the Company promptly engaged Williams & Webster P.S. (“Williams & Webster”), its new independent accountant since October 2006, and submitted to them redrafted financial statements and a draft Form 10-KSB/A for Fiscal Year 2005 for their audit. However, as Williams & Webster had not been the auditors for the original audit of the 2005 financial statements they had to carry out a full audit for Fiscal Year 2005, and not just review the changes made as would have been the case if they had been the auditors who carried out the original audit. As a result it took some three weeks to complete the re-audit of the 2005 amended financial statements and file Form 10-KSB/A. Form 8-K and Form 8-K/A explaining the changes, which were filed on December 21, 2006, December 22, 2006 and December 22, 2006 respectively.

B. With regard to your letter dated December 28, 2006 re:

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed December 21, 2006
Forms 10-QSB/A for Quarters Ended March 31, 2006 and June 30, 2006
Filed November 17, 2006
Form 8-K and Form 8-K/A Filed December 22, 2006

General

1.
When the Company originally prepared its 2005 financial statements, the Company treated the advances made to Atlas Technology Group (“AtlasTG”) as an asset. This treatment was consistent with the accounting method of the Company throughout Fiscal Year 2005. The Company was aware that AtlasTG were using the advances to purchase assets, such as computers, and were also capitalizing, where appropriate, the software that they were developing for the new business within their accounting system.

The acquisition of AtlasTG was completed on January 20, 2006, which was after the close of Fiscal Year 2005. This acquisition was disclosed within the 2005 financial statements of the Company’s 10-KSB as a subsequent event. At the date of acquisition, AtlasTG had been audited by an international firm of auditors under international accounting standards as required for a European company (AtlasTG’s parent company is registered and based in Malta, a member of the EU) for Fiscal Year 2005, and it was clear that the assets existed and the Company’s December 2005 financial statements were prepared on this basis and submitted to the then previous auditors of the Company. The audit of the Company was carried out over several weeks following completion of the AtlasTG audit and acquisition. At the final partner review the previous auditors insisted that the AtlasTG advance must be written off. The officers of the Company discussed this with the Board of Directors of the Company and it was agreed that auditor’s advice be followed and the advance be written off.

Following the appointment of Williams & Webster, as new auditors of the Company, in October of 2006, the Company undertook a complete review of its accounting policies as part of the preparation of a Form 8-K/A to incorporate the re-audit of AtlasTG on the basis of US GAAP accounting standards. As part of this review the advance to AtlasTG was reinstated as an asset as a change in accounting policies, which incorporated the accounting policy of AtlasTG to capitalize software development costs in accordance with accepted US GAAP accounting standards. As a result of this, the Company refiled its 10-QSB’s for Q1 and Q2 of 2006 to reflect that the Board of Directors had adopted a changed accounting policy to reinstate the AtlasTG advance written off in the 2005 financial statements as an asset and the effect of adoption of this policy were clearly shown in notes to the financial statements.

The Form 8-K/A and the 10-QSB’s were all filed on November 17, 2006. In a letter dated November 20, 2006, from your office to the Company, it was suggested that the Company should also refile its 10-KSB for the year ended December 31, 2005. The Company agreed that this filing would provide more appropriate disclosure.

In refiling the 2005 10-KSB the Company took the view that it was a reflection of a change in accounting policy on the basis that the Company previously had a policy of expensing product development expenditure because the old software products of the Company were merely being maintained, rather than being enhanced in a manner that would attract and increase future revenue flows. The Company does not believe that this was correcting an error, but can also see how this could be viewed as such without the above background as to why the write-off of the advance was made in the first place.

The Company believes that if all four filings made on November 17, 2006 are read together, it is clear that a new accounting policy had been adopted. The Company acknowledges it could have made a more clear explanation of this when filing the 10-KSB/A for the 2005 financial year on December 21, 2005.

The Company is currently working on the audit of the Company’s results of the year ended December 31, 2006 with a timetable that will allow for filing of the 10-KSB for Fiscal Year 2006 by Tuesday, February 20, 2007. In filing the Company’s 10-KSB for Fiscal Year 2006, additional notes and explanations will be added to clearly show the effect of the changes and re-statements of the 2005 results made in the 10-KSB/A filed on December 21, 2006. The Company views this alternative as the most efficient way to disclose this information rather than further delay matters if the Company were to re-file a further 10-KSB/A for the 2005 year. The Company believes that it is of greater benefit to the shareholders of the Company that an up to date set of financials for the year ended December 31, 2006 be filed in the form of a 10-KSB as soon as possible to ensure that the market is fully informed with the most up to date results.

2.
The audit partner at Williams & Webster assigned to the Company is currently out of state working on another audit and the Company has sent your letter to Williams & Webster for comment The Company will file William & Webster’s comments as soon as it receives them. The Company believes that due to the unfortunate delays already incurred that the Company should provide our answer to the other issues as soon as possible.

3.
As explained above, the Company made and filed the changes to the 10-QSB’s for Q1 and Q2 on the same basis as the Company subsequently refiled the 10-KSB/A for 2005. The quarterly filings for March 31, 2006 and June 30, 2006 have already been filed as 10-QSB/A’s on November 17, 2006.

4.
The Company believes that its disclosure controls and procedures were effective beginning in the second half of 2005 and first half of 2006. The CEO and CFO of the Company have conducted an internal review and believe that adequate control processes are in place. Through the second half of 2005, the Company consistently treated advances to AtlasTG as an asset. Subsequent to filing the 10-KSB for 2005 the Board of Directors of the Company met and formally again adopted a policy of capitalizing software development expenditure in accordance with Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS 86”). The previous auditors of the Company accepted this change in accounting policy in the original filings of the Company’s 10-QSB’s for the quarters end March 31, 2006 and June 30, 2006, which included capitalized software as an asset. This was consistent with the previous and continuing treatment within the group internal accounting systems. The only inconsistency was the previous auditors requirement that the Company write off the AtlasTG advance as of December 31, 2005 to product development expense.

When Williams & Webster was appointed the auditors of the Company in October 2006, they agreed with the Company’s previous policy, and insisted that the Company re-state the 2005 position in filing the Form 8-K/A incorporating the pro forma consolidation of AtlasTG. In hindsight, the Company should have not only refiled the 2006 10-QSB’s but should have also re-filed the 2005 10-KSB at the same time. This was subsequently rectified by filing an amended 10-KSB/A for 2005 on December 21, 2006 and a 8-K and 8-K/A dated December 22, 2006 explaining such change. Therefore the Company believe that a consistent policy of internal controls and procedures have been followed, with the one exception that was forced upon us by the previous auditors, and that all filings have been amended to be on a consistent basis.

5.	As explained above, the 10-QSB/A's have been filed for March 31, 2006 and June 30, 2006 reflecting consistent accounting policies.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

The Company appreciates the opportunity to respond to the Commission’s comments related to our various filings referenced above. The Company believes that the comments were informative and educational for meeting our disclosure requirements and will make every effort in the future to ensure that these requirements encompass the comments made.

Thank you for your consideration.

Sincerely,

/s/ Peter B. Jacobson
Peter B. Jacobson
Chief Executive Officer